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May 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor and Kasey Robinson

Re:	Genenta Science S.r.l.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted April 22, 2021
CIK No. 0001838716

Dear Mr. Gabor and Ms. Robinson:

On behalf of our client, Genenta Science S.r.l., an Italian limited liability company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “DRS”) submitted on April 22, 2021 contained in the Staff’s letter dated May 7, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its further amended draft Registration Statement on Form F-1 (the “Amended DRS”), which reflects responses to the comments received from the Staff and certain updated information and exhibits. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response. All page references in the responses set forth below refer to the page numbers in the Amended DRS. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended DRS.

United States Securities and Exchange Commission

May 19, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Research and Development Pipeline, page 3

1. We note your response to comment 2 and your corresponding revisions to the product pipeline table. Please revise the pipeline table to ensure that Phase 1/2b is reflected in the table. Additionally, include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your believe that you will be able to conduct phase 1/2 trials for all your product candidates.

Response: Changes in response to the Staff’s comment are reflected in the product pipeline table appearing on pages 3 and 92 of the Amended DRS to reflect our Phase 1/2b trial. The Company has not included separate columns for both Phase 1 and Phase 2 trials because such trials are not being separately documented, rather (as noted) we will be conducting a combined Phase 1/2b trial which in oncology trials is not unusual and is well accepted, as evidenced by the following note by the National Cancer Institute: “Combining phases I and II may allow research questions to be answered more quickly or with fewer patients. Also called phase 1/phase 2 clinical trial.” See https://www.cancer.gov/publications/dictionaries/cancer-terms/def/phase-1-phase-2-clinical-trial

Use of Proceeds, page 70

2. We note your revised disclosure in response to comment 6 that with the offering proceeds you expect to initiate your US-based clinical trial and complete your ongoing Temferon TEM-GBM 001 trial. Please revise to specify how far in the development process for each indication (i.e., the clinical trial of Temferon in GMB patients in the United States, ongoing Temferon TEM-GBM 001 trial, and new Temferon clinical program) you estimate that the allocated proceeds from the offering will enable you to reach. For example, if you will not complete Phase 1 of your clinical trial of Temferon in GMB patients in the United States, please revise to so state.

Response: Changes in response to the Staff’s comment are reflected on page 71 of the Amended DRS.

United States Securities and Exchange Commission

May 19, 2021

Critical Accounting Policies

Share-based Compensation, page 87

3. We note your response to comment 7 and your expectation that the estimated offering price or range established will substantially exceed the fair value of the quota underlying you equity issuances to employees and consultants. Once you have an estimated offering price or range, please provide us with an explanation of the differences between the recent valuations of your quota leading up to the IPO and the estimated offering price with consideration of the conversion of quotas into ordinary shares. Please also provide us with more details regarding the equity issuances you are referring to in your response, including when the issuances were made. For all recent equity issuances, please also tell us the purpose of the issuance, the underlying fair value used to value the issuance, and the number of quotas related to the issuance.

Response: The Company undertakes to provide such information in connection with the public filing of a Registration Statement on Form F-1 containing an estimated offering price or range by adding disclosure in the Management’s Discussion and Analysis section regarding the estimated compensation expense to be recognized in association with such grants. Once the Company has an estimated offering price or range, the Company will provide the Staff with an explanation of the differences between the recent valuations of the Company’s quota leading up to the IPO and the estimated offering price with consideration of the conversion of quotas into ordinary shares. The Company anticipates converting its quotas to shares after its Quotaholders Meeting, currently scheduled for May 20, 2021, presuming unanimous Quotaholder approval for the conversion is obtained.

Regarding the Company’s equity issuances, the Company raised additional capital in 2020 under a Series E Quota round. The funds were used for research, development and clinical activities related to the Company’s primary technology (Temferon) and for general working capital purposes to fund operations. The Series E Quota funds of approximately €1.5 million were raised in September 2020 from nine qualified investors and investment funds, as disclosed in the share capital section starting on page 146 of the Amended DRS, which has a brief description of the some of the investors. As disclosed in the Amended DRS, there were no related parties who participated in the quota E round. Further, the majority of the capital was raised from new investors for Quota E. The value of the Quota E was determined in an arms-length transaction between the qualified investors and the Company. The implied enterprise valuation in 2020 was approximately €97 million and was primarily based on additional clinical data generated from the Company’s European GBM clinical trial. There have been no additional capital raises since the Series E Quota round.

Regarding the option issuances to employees and consultants, the table below sets forth the dates and details requested by the Staff regarding recent option issuances of Quota B in 2021 (all Quota referenced are exercisable for the share capital indicated at an exercise price of €1.00 per quota):

Quotaholder name	Exercise Date	Quota	Share Capital
PLAZZI FEDERICO	6-Apr-2021	B	2.00
MAZZOLENI STEFANIA	7-Apr-2021	B	46.00
BELLOMO DANIELA	15-Apr-2021	B	41.00
ZAMBANINI ANDREW	7-Apr-2021	B	10.00
BRAMBILLA VALENTINA	8-Apr-2021	B	10.00
MAGANANI TIZIANA	7-Apr-2021	B	10.00
SLANSKY RICHARD	8-Apr-2021	B	50.00

The Company intends to record the stock compensation expense of these options in its 2021 financial statements based on the IPO price. No such Quota B option grants were made by the Company in 2020.

Business

Clinical Development of Temferon in GBM

Preliminary Interim Results, page 107

4. We note your revisions in response to comment 8. Please clarify whether the results were statistically significant and the p-value used to determine statistical significance. To the extent that these studies were not powered to show statistical significance, please disclose the implications of conducting testing and presenting efficacy results where the study was not designed to be powered for significance.

Response: Changes in response to the Staff’s comment are reflected on page 107 of the Amended DRS. The Company notes that this safety study was not powered to show statistical significance, which is a common approach for Phase 1/2 cancer studies. For the Staff’s information, typically a Phase 1 cancer clinical trial evaluates in a dose-escalation fashion the safety of an agent not previously studied in humans. To further elucidate the drug’s properties, an additional group of subject can be enrolled. This type of study is not statistically powered. The Company’s original study was designed as a Phase 1/2 with the Phase 1 defined in the protocol as Part A to include 9 patients. Phase 2, defined as Part B, was the Expansion Phase consisting of 12 patients. Because the Company did not observe DLT, the study was amended to add two additional cohorts of three patients each to test a higher dose and different conditioning regimen. A review of the Phase 1 data by the DMC will occur after collecting data from the +90 day post-treatment of the last patient treated in the revised Phase 1 study. We reported the safety and tolerability (primary endpoint) and biological evidence of functional events.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Pierluigi Paracchi
Genenta Science S.r.l.